FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a - 16 or 15d -16
of the Securities Exchange Act of 1934

For the Month of August, 2002

Gilat Satellite Networks Ltd.
(Translation of Registrant's Name into English

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______ No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto and incorporated by reference herein is Registrant's press release dated August 29, 2002, relating to Registrant's selection of a Financial Advisor who will assist with debt restructuring.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

By: ______________________
Yoav Leibovitch
Chief Financial Officer

Dated: September 1, 2002

BW2398 AUG 29,2002 22:32 PACIFIC 01:32 EASTERN

(BW)(GILAT-SATELLITE-NETWORKS)(GILTF) Gilat Announces Selection of Financial Advisor; Miller Buckfire Lewis & Co. Will Assist With Debt Restructuring

Business Editors

PETAH TIKVA, Israel--(BUSINESS WIRE)--Aug. 29, 2002--Gilat Satellite Networks Ltd. (Nasdaq: GILTF), a worldwide leader in satellite networking technology, today announced it has retained Miller Buckfire Lewis & Co., LLC (MBLCo), the former restructuring group of Dresdner Kleinwort Wasserstein Inc., to act as its financial advisor in connection with the restructuring of its outstanding obligations - including the US$350 million (face value), 4.25 percent Convertible Subordinated Notes due in 2005 (Notes) and other obligations.

Gilat understands that holders of the Notes (Noteholders) holding a significant portion of the principal amount have requested that Itzhak Swary Ltd. (Swary) and Zellermayer, Pelossof & Co. act as their financial advisor and counsel, respectively.

Gilat and MBLCo intend to commence discussions with Swary and/or an ad hoc committee of bondholders- and with certain of the Company's other creditors - in order to expeditiously conclude a restructuring of its debt.

Gilat and MBLCo expects that an ad hoc committee of holders of the Notes will be formed shortly and, therefore, urges holders of the Notes who have not yet contacted an advisor to contact Prof. Itzhak Swary or Ran Ben-Or at Swary in Tel Aviv at +972-3-5652255; itzhak@swary.co.il; ranb@swary.co.il. Alternatively, please contact James Doak at MBLCo in New York at 212-895-1829; james.doak@mblco.com; or Ronen Bojmel at 212-969-2627; ronen.bojmel@drkw.com.

About Gilat Satellite Networks Ltd.

Gilat Satellite Networks Ltd., with its global subsidiaries Spacenet Inc. and Gilat Latin America, is a leading provider of telecommunications solutions based on Very Small Aperture Terminal (VSAT) satellite network technology - with nearly 400,000 VSATs shipped worldwide. Gilat markets the Skystar Advantage, DialAw@y IP, FaraWay, Skystar 360E and SkyBlaster* 360 VSAT products in more than 70 countries around the world. The Company provides satellite-based, end-to-end enterprise networking and rural telephony solutions to customers across six continents, and markets interactive broadband data services. The Company is a joint venture partner in SATLYNX, a provider of two-way satellite broadband services in Europe, with SES GLOBAL and, following the execution of a definitive agreement and regulatory approval, Alcatel Space and SkyBridge, subsidiaries of Alcatel. Skystar Advantage(R), Skystar 360(TM), DialAw@y IP(TM) and FaraWay(TM) are trademarks or registered trademarks of Gilat Satellite Networks Ltd. or its subsidiaries. Visit Gilat at www.gilat.com. (*SkyBlaster is marketed in the United States by StarBand Communications Inc. under its own brand name.)

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

--30--db/in*

CONTACT: Gilat Investor Contacts
Gilat Satellite Networks Ltd.
Tim Perrott, 703/848-1515
tim.perrott@spacenet.com
or
RFBinder Partners
Magda Gagliano, 212/994-7549
magda.gagliano@rfbinder.com

KEYWORD: ISRAEL INTERNATIONAL AFRICA/MIDDLE EAST
INDUSTRY KEYWORD: BANKING COMPUTERS/ELECTRONICS INTERNET NETWORKING TELECOMMUNICATIONS
SOURCE: Gilat Satellite Networks Ltd.